EXHIBIT III

Breakdown of registered

securities held by or

for the account of the registrant

			Amount held by or
	Amount as to which		for the account of
Title of Issue	registration is effective		the Registrant
2.625% Notes due May 20, 2022	USD	3,000,000,000	USD	2,450,000
3.250% Notes due January 29, 2024	USD	4,500,000,000	USD	7,229,000
0.375% Notes due December 15, 2025	USD	4,000,000,000	USD	2,839,000